UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from to

Commission file number 1-32525

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIPRISE FINANCIAL 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.

55 Ameriprise Financial Center

Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Ameriprise Financial 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 27, 2013

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Cash	$160,073	$3,083,824

Investments at fair value:
Mutual funds	311,282,520	408,773,438
Collective investment funds	364,522,213	164,146,397
Ameriprise Financial Stock Fund	115,432,025	101,595,216
Personal Choice Retirement Account	197,816,667	159,109,502
Income Fund	123,234,929	115,859,892
Total investments at fair value	1,112,288,354	949,484,445

Receivables:
Investment income	1,058	85
Due from broker	2,911,857	315,648
Employer contributions, net of forfeitures	830,324	1,075,587
Participant loans	28,551,371	26,090,599
Total assets	1,144,743,037	980,050,188

Liabilities
Due to broker	5,067,459	12,358,833
Total liabilities	5,067,459	12,358,833

Net assets available for benefits at fair value	1,139,675,578	967,691,355
Adjust fully benefit-responsive investment contracts to contract value	(2,848,092)	(3,871,576)
Net assets available for benefits at end of year	$1,136,827,486	$963,819,779

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011
Contributions:
Employer, net of forfeitures	$41,818,891	$39,674,317
Participant	74,218,000	69,391,465
Participant rollovers	4,507,261	5,683,391
Total contributions	120,544,152	114,749,173

Investment income (loss):
Interest	2,442,664	3,031,997
Dividends	10,665,521	11,378,033
Net realized/unrealized appreciation (depreciation):
Mutual funds	39,090,315	(4,583,576)
Collective investment funds	35,982,471	(17,071,908)
Ameriprise Financial Stock Fund	25,679,806	(14,456,015)
Personal Choice Retirement Account	18,264,202	(9,842,649)
Total net realized/unrealized appreciation (depreciation)	119,016,794	(45,954,148)
Total investment income (loss)	132,124,979	(31,544,118)
Interest on participant loans	955,428	968,695
Total contributions, investment income and interest on participant loans	253,624,559	84,173,750
Withdrawal payments	(80,616,852)	(76,262,978)
Net increase in net assets available for benefits	173,007,707	7,910,772
Net assets available for benefits at beginning of year	963,819,779	955,909,007
Net assets available for benefits at end of year	$1,136,827,486	$963,819,779

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements

December 31, 2012

1.  Description of the Plan

General

The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions in the pay period in which they complete 60 days of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.

Administration of Plan Assets

The Plan’s recordkeeper is Wells Fargo Bank, N.A. Charles Schwab Trust Company is the trustee of the Schwab Personal Choice Retirement Account (“PCRA”). Wells Fargo Bank, N.A. is the trustee of all other plan assets. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the PCRA). Members of the EBAC and KIC are appointed by “appointing fiduciaries” as specified in the Plan.

Plan Fees and Expenses

Fees, commissions, and other charges and expenses that are attributable to administering the Plan are paid from the related trust (the “Trust”), unless paid by the Company. The Company currently pays a portion of the cost of administering the Plan, including fees of the auditors, counsel and certain investment managers.

The majority of the cost of administering the Plan, including fees of the trustees, recordkeeper, and investment managers, are paid by participants from the fees associated with the investment options offered under the Plan. In addition, expenses related to investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, are generally paid by participants, out of the applicable fund. Fees paid out of a fund reduce the return of that fund. The participant pays for fees and expenses of the PCRA and administrative loan origination fees.

Contributions

Elective Contributions

Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth 401(k) contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $17,000 and $16,500 for employees under age 50 and $22,500 and $22,000 for employees age 50 and older for 2012 and 2011, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2012 and 2011.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

1.  Description of the Plan (continued)

Fixed Match Contributions

The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each annual period. At the end of each year, the Company completes a fixed match true-up to ensure the fixed match contribution provided by the Company is equal to the lesser of the 5% of eligible compensation or the participants’ annual deferral rate average.

Limit on Contributions

For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $250,000 and $245,000 for 2012 and 2011, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to base pay.

Rollover Contributions

A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.

Vesting

Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and income and appreciation on the foregoing. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant retires at or after age 65, becomes disabled or dies. Company contributions not vested at the time of termination of employment are forfeited and can be used to reduce plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2012 and 2011 were $1,761,995 and $1,426,910, respectively.

Tax Status

As long as the Plan remains qualified and the Trust remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock mutual funds shares held under the PCRA, or a combination of cash and shares. Termed participants can defer payments until age 70½.

Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the PCRA, or a combination of cash and shares.

Loan Program

Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

1.  Description of the Plan (continued)

or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan is due and payable within 45 days. A loan is considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that timeframe are reported as taxable distributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. See Note 6 for information on the Plan’s accounting policies related to valuation of investments. Defined contribution plans are required to report fully benefit-responsive investment contracts at contract value and also report fair value; therefore, a reconciliation of fair value to contract value is presented on the Statements of Net Assets Available for Benefits.

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.

Withdrawal Payments

Withdrawal payments are recorded when paid.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

3.  Recent Accounting Pronouncements

Fair Value

In May 2011, the Financial Accounting Standards Board (“FASB”) updated the accounting standards related to fair value measurement and disclosure requirements. The standard requires entities, for assets and liabilities measured at fair value in the statement of net assets available for benefits which are Level 3 fair value measurements, to disclose quantitative information about unobservable inputs and assumptions used in the measurements, a description of the valuation processes in place, and a qualitative discussion about the sensitivity of the measurements to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would result in a significantly different fair value measurement. The standard is effective for interim and annual periods beginning on or after December 15, 2011. The Plan adopted the standard in 2012. The adoption of the standard did not impact the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

4.  Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.

Investment Options

A summary of investment options at December 31, 2012 is set forth below:

Mutual Funds — “Columbia Funds” (Columbia Diversified Bond Fund, Columbia Balanced Fund, Columbia Mid Cap Value Fund, Columbia Diversified Equity Income Fund, Columbia Contrarian Core Fund and Columbia Large Core Quantitative Fund) are mutual funds offered to the general public. Each of the Columbia Funds is managed by Columbia Management Investment Advisers, LLC, a wholly-owned subsidiary of the Company. James Small Cap Fund is managed by James Investment Research. Alger Small Cap Growth Institutional Fund is managed by Alger Group.

Collective Investment Funds — RiverSource Trust Equity Index Fund III (renamed Columbia Trust Large Cap Index Fund A, effective January 2, 2013) is a collective fund, managed by Ameriprise Trust Company, a wholly owned subsidiary of the Company. The investment strategy for the RiverSource Trust Equity Index Fund III is to approximate, as closely as possible, the rate of return of the S&P 500 Index, an unmanaged index. Wellington Trust Mid Cap Growth Portfolio and Wellington Trust Large Cap Growth Portfolio are managed by Wellington Management Company LLP. The investment strategy for the Wellington Trust Large Cap Growth Portfolio and Wellington Trust Mid Cap Growth Portfolio, respectively, is to provide long-term total return in excess of the Russell 1000 Growth Index and provide shareholders with long-term growth of capital. Waddell & Reed International Core Equity CIT Collective Fund is managed by Waddell & Reed Investment Management Company. The investment strategy for the Waddell & Reed International Core Equity CIT Collective Fund is to invest the portfolio via a disciplined approach that seeks investment opportunities around the world, preferring cash generating, well-managed and reasonably valued companies that are exposed to themes which should yield above

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

4.  Investments (continued)

average growth. The ING Target Solution Trust Series Funds are managed by ING Investment Trust Company. The investment strategy of the ING Target Solution Trust Series Funds is to outperform its primary benchmark, the S&P Target Date Index, as well as the internally developed strategic allocation benchmark which is comprised of the weighted average of each of the Fund’s strategic asset allocations.

Ameriprise Financial Stock Fund — The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Personal Choice Retirement Account — The PCRA, the Plan’s self-directed brokerage option, gives participants the freedom to choose from thousands of mutual fund products (including Columbia Funds). It also provides the ability to invest in exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the plan. Employees had the option to transfer the value of the American Express common stock to another investment in the plan or transfer it to the self-directed brokerage option. American Express Company common stock may be held in the PCRA on a hold or sell basis only and new purchases are not allowed.

Income Fund — The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 5 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund I (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the RiverSource Trust Government Income Fund (which invests primarily in U.S. Treasury, agency and mortgage backed securities), the Columbia Trust Short Term Conservative Government Bond Fund (which invests primarily in U.S. Treasury, agency and mortgage backed securities), the Met Life Insurance Stable Value Government Separate Account (which invests primarily in U.S. Treasury, agency and mortgage backed securities), and the RiverSource Trust Stable Capital Fund I (which invests primarily in book value wrap contracts with varying maturities, sizes and yields, which are backed by a diversified pool of U.S. Treasury, agency and mortgage backed securities). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.

At December 31, 2012 and 2011, investments with a fair value representing 5% or more of the Plan’s net assets available for benefits were as follows:

	Number
Description	of Shares	Cost	Fair Value
2012
Mutual Funds
Columbia Contrarian Core Fund	5,604,081	$83,900,895	$90,617,988
Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,832,890	$69,761,876	$114,749,950
Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,281,915	$46,928,469	$58,750,186

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

4. Investments (continued)

	Number
Description	of Shares	Cost	Fair Value
2011
Mutual Funds
Columbia Contrarian Core Fund	5,768,337	$85,916,734	$79,487,687
Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,425,902	$75,434,151	$100,367,231
Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,295,755	$45,187,367	$51,195,293

5.  Book Value Wrap Contracts

Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. Treasury, agency and mortgage backed securities. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.

Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate. Therefore, the Statements of Net Assets Available for Benefits presents the fair value of the Covered Assets and the fair value of the book value wrap contracts as well as the adjustment of the book value wrap contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the PCRA, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the PCRA. Other possible events include

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

5.  Book Value Wrap Contracts (continued)

participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.

Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.

The crediting rate of a book value wrap contract is the rate at which the Income Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on the book value wrap contracts were 1.90 % and 2.97% at December 31, 2012 and 2011, respectively. The average yield on the book value wrap contracts was 2.03 % and 3.76% for 2012 and 2011, respectively.

6.  Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1                  Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2                  Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3                  Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

6.  Fair Value Measurements (continued)

When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Investments

Mutual Funds

The fair value of mutual funds is determined by the net asset value (“NAV”) which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Collective Investment Funds

The fair value of collective investment funds is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information. Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds.

Ameriprise Financial Stock Fund

The fair value of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.

Personal Choice Retirement Account

Actively traded money market funds are measured at their NAV and classified as Level 1.  The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Income Fund

The fair value of fixed income securities is obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques such as the present value of future cash flows. Fixed income securities classified as Level 1 include U.S. Treasuries and those classified as Level 2 include agency mortgage backed securities, commercial mortgage backed securities, and U.S. government and agency securities. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information. The fair value of wrapper agreements is based on the present value of the difference between the current market wrapper fee rate and the current fee rate attributable to each wrapper contract. This is a change in valuation methodology made by the Plan in 2012. Previously the fair value of wrapper agreements was based on the present value of future fee payments attributable to the wrapper. Wrapper agreements are classified as Level 3 as there are significant unobservable inputs.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

6.  Fair Value Measurements (continued)

The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds:
U.S. equity securities	$219,594,059	$—	$—	$219,594,059
U.S. fixed income securities	59,167,458	—	—	59,167,458
Balanced	32,521,003	—	—	32,521,003
Total mutual funds	311,282,520	—	—	311,282,520
Collective investment funds:
U.S. equity securities	—	132,236,259	—	132,236,259
Non-U.S. equity securities	—	55,793,286	—	55,793,286
Balanced		176,492,668		176,492,668
Total collective investment funds	—	364,522,213	—	364,522,213
Ameriprise Financial Stock Fund
Money market fund	682,075	—	—	682,075
Common stock	114,749,950	—	—	114,749,950
Total Ameriprise Financial Stock Fund	115,432,025	—	—	115,432,025
Personal Choice Retirement Account:
Money market fund	20,017,739	—	—	20,017,739
Common stock	19,103,982	—	—	19,103,982
Mutual funds:
U.S. equity securities	74,464,297	—	—	74,464,297
U.S. fixed income securities	26,611,641	—	—	26,611,641
Balanced	14,808,705	—	—	14,808,705
Non-U.S. securities (1)	26,413,282	—	—	26,413,282
Exchange-traded funds (1)	16,397,021	—	—	16,397,021
Total Personal Choice Retirement Account	197,816,667	—	—	197,816,667
Income Fund:
U.S. Government and agency securities	14,519,973	55,576,489	—	70,096,462
Collective investment funds:
U.S. fixed income securities	—	36,962,218	—	36,962,218
Pooled Separate Accounts	—	16,145,073	—	16,145,073
Wrapper contracts	—	—	31,176	31,176
Total Income Fund	14,519,973	108,683,780	31,176	123,234,929
Total investments at fair value	$639,051,185	$473,205,993	$31,176	$1,112,288,354

(1) Includes both equity and fixed income securities.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

6.  Fair Value Measurements (continued)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds:
U.S. equity securities	$190,908,590	$—	$—	$190,908,590
U.S. fixed income securities	44,800,697	—	—	44,800,697
Balanced	173,064,151	—	—	173,064,151
Total mutual funds	408,773,438	—	—	408,773,438
Collective investment funds:
U.S. equity securities	—	117,318,532	—	117,318,532
Non-U.S. equity securities	—	46,827,865	—	46,827,865
Total collective investment funds	—	164,146,397	—	164,146,397
Ameriprise Financial Stock Fund
Money market fund	1,227,985	—	—	1,227,985
Common stock	100,367,231	—	—	100,367,231
Total Ameriprise Financial Stock Fund	101,595,216	—	—	101,595,216
Personal Choice Retirement Account:
Money market fund	13,702,774	—	—	13,702,774
Common stock	17,179,178	—	—	17,179,178
Mutual funds:
U.S. equity securities	63,885,828	—	—	63,885,828
U.S. fixed income securities	22,119,857	—	—	22,119,857
Balanced	10,557,549	—	—	10,557,549
Non-U.S. securities (1)	22,270,303	—	—	22,270,303
Exchange-traded funds (1)	9,394,013	—	—	9,394,013
Total Personal Choice Retirement Account	159,109,502	—	—	159,109,502
Income Fund:
U.S. Government and agency securities	3,881,163	83,573,149	—	87,454,312
Collective investment funds:
U.S. fixed income securities	—	27,885,601	—	27,885,601
Wrapper contracts	—	—	519,979	519,979
Total Income Fund	3,881,163	111,458,750	519,979	115,859,892
Total investments at fair value	$673,359,319	$275,605,147	$519,979	$949,484,445

(1) Includes both equity and fixed income securities.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

6.  Fair Value Measurements (continued)

The following table provides a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	Wrapper Contracts
	2012		2011
Balance, January 1	$519,979		$365,982
Total gains included in:
Net realized/unrealized appreciation (depreciation)	(488,803	)(2)	153,997
Balance, December 31	$31,176		$519,979
Change in unrealized gains included in investment income (loss) relating to assets held at December 31, 2012 and 2011	$(488,803	)(1)	$153,997	(1)

(1) Included in net realized/unrealized appreciation (depreciation) in the Statements of Changes in Net Assets Available for Benefits.

(2) The Plan re-evaluated the valuation approach for wrapper agreements, which resulted in $402,442 of unrealized depreciation.

The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the plan year in which each transfer occurred. There were no transfers of assets between levels for the plan years ended December 31, 2012 and 2011.

7.  Transaction with Parties-in-Interest

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company and the trustees of the plan assets (Wells Fargo Bank, N.A. and Charles Schwab Trust Company). Transactions involving funds managed by the Company and trustees of plan assets are considered Party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

The Columbia Funds are managed by Columbia Management Investment Advisers, LLC. The RiverSource Trust Collective Funds are maintained by Ameriprise Trust Company and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company, a Minnesota-chartered trust company, serves as trustee and offers investment management and related services to these collective funds. These companies are wholly-owned subsidiaries of the Company. The total fair value of the Company’s common stock and the investment options managed by subsidiaries of the Company was $476,051,409 and $548,644,879 at December 31, 2012 and 2011, respectively. Fees incurred by the Plan for the investment management services, except for the Income Fund, are included in net appreciation in fair value of the investment. Fees incurred for investment management services for the Income Fund are paid directly by the Company. See Note 1 for more information on Plan fees and expenses.

8.  Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

9.  Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 11, 2007 to the effect the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code Section 4975(e)(7) as an ESOP. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and the Trust is tax exempt and the Plan satisfies the requirements of Code Section 4975(e)(7). There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2008. On November 1, 2011, the Company filed the required documents to receive a new letter of determination. This must be requested every five years. The Company does not expect a change in the tax status.

10.  Litigation

In October 2011, a putative class action lawsuit entitled Roger Krueger, et al. vs. Ameriprise Financial, Inc., et al. was filed in the United States District Court for the District of Minnesota against the Company, certain of its present or former employees and directors, as well as certain fiduciary committees on behalf of participants and beneficiaries of the Ameriprise Financial 401(k) Plan. The alleged class period is from October 1, 2005, to the present. The action alleges that the Company breached fiduciary duties under ERISA by selecting and retaining primarily proprietary mutual funds with allegedly poor performance histories, higher expenses relative to other investment options, and improper fees paid to the Company or its subsidiaries. The action also alleges that the Company breached fiduciary duties under ERISA because it used its affiliate, Ameriprise Trust Company, as the Plan trustee and record-keeper and improperly reaped profits from the sale of the record-keeping business to Wachovia Bank, N.A. The Plan is not named as a defendant in this action.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2012

11.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,136,827,486	$963,819,779
Deemed distributions of participant loans	(414,606)	(404,063)
Difference between contract value and fair value of fully benefit-responsive investment contracts	2,848,092	3,871,576
Net assets available for benefits per Form 5500	$1,139,260,972	$967,287,292

	December 31,
	2012	2011
Net increase in net assets available for benefits per the financial statements	$173,007,707	$7,910,772
Change in deemed distributions of participant loans	(10,543)	(45,211)
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	(1,023,484)	531,565
Net income per Form 5500	$171,973,680	$8,397,126

12.  Subsequent Events

The Company evaluated events or transactions that may have occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued.

The annual fixed match true-up contribution for the 2012 plan year which is recorded as a receivable at December 31, 2012, was posted to participant accounts on February 1, 2013.

Effective March 15, 2013, Columbia Intermediate Bond Fund merged into the Columbia Diversified Bond Fund.

Ameriprise Financial 401(k) Plan

SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2012

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

		(c)
		Shares / Units or	(d)	(e)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	Cost**	Current Value

	Mutual Funds —
*	Columbia Diversified Bond Fund	11,716,328		$59,167,458
*	Columbia Mid Cap Value Fund	3,013,945		25,708,950
*	Columbia Balanced Fund	1,131,559		32,521,003
*	Columbia Contrarian Core Fund	5,604,081		90,617,988
*	Columbia Diversified Equity Income Fund	3,859,606		40,989,016
	James Small Cap Fund	1,220,242		30,078,961
	Alger Small Cap Fund	1,243,690		32,199,144
	Total Mutual Funds			311,282,520

	Collective Investment Funds —
*	Columbia Large Cap Index Fund	1,281,915		58,750,186
	ING Target Solution Trust (Class 4)	676,027		7,163,384
	ING Target Solution Trust 2015 (Class 4)	1,455,145		15,580,907
	ING Target Solution Trust 2020 (Class 4)	2,082,291		22,460,125
	ING Target Solution Trust 2025 (Class 4)	2,923,635		31,907,505
	ING Target Solution Trust 2030 (Class 4)	2,743,417		30,129,784
	ING Target Solution Trust 2035 (Class 4)	2,552,648		28,282,413
	ING Target Solution Trust 2040 (Class 4)	1,803,688		20,026,736
	ING Target Solution Trust 2045 (Class 4)	1,331,679		14,823,631
	ING Target Solution Trust 2050 (Class 4)	473,197		5,267,978
	ING Target Solution Trust 2055 (Class 4)	76,364		850,205
	Wadell & Reed International Core Equity	5,406,326		55,793,286
	Wellington Trust Mid Cap Growth Portfolio	1,681,129		27,436,026
	Wellington Trust Large Cap Growth Portfolio	3,704,750		46,050,047
	Total Collective Investment Funds			364,522,213

	Ameriprise Financial Stock Fund —
*	Wells Fargo Heritage Money Market Fund	682,075		682,075
*	Ameriprise Financial, Inc. Common Shares	1,832,890		114,749,950
	Total Ameriprise Financial Stock Fund			115,432,025

***	Personal Choice Retirement Account			197,816,667

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments
***	The PCRA includes Party-in-interest investment options

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2012

		(c)
		Shares/Units or	(d)	(e)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	Cost**	Current Value

	Income Fund —

*	Columbia Trust Government Money Market Fund I	18,701,784		18,701,784
*	Columbia Trust Short Term Conservative Government Bond Fund	270,178		2,723,398
	Met Life Insurance Stable Value Government Separate Account	161,022		16,145,073
*	RiverSource Trust Government Income Fund	170,732		5,142,447
*	RiverSource Trust Stable Capital Fund I	382,899		10,394,589
	U.S. Government and agency securities:
	FEDERAL FARM CR BKS 5/25/16	645,000		644,040
	FEDERAL FARM CR BKS 7/15/16	405,000		404,220
	FEDERAL FARM CR BKS 6/22/15	1,000,000		999,745
	FNMA 1/20/16	395,000		397,951
	FHLMC 4/17/15	2,050,000		2,060,485
	FNMA 1.625% 10/26/15	4,489,000		4,657,091
	NCUA GUARANTEED NOTES VAR 6/12/13	505,000		505,040
	PRIVATE EXPORT 3.05% 10/15/14	615,000		647,398
	U.S. TREAS NTS 2.250% 11/30/17	6,500,000		7,002,388
	U.S. TREAS NTS 0.375% 3/15/15	5,305,000		5,321,709
	U.S. TREAS NTS 1.8750% 7/15/15	125,000		163,355
	U.S. TREAS NTS 1.25% 4/15/14	1,355,000		1,530,816
	U.S. TREAS NTS 0.5% 4/15/15	450,000		501,705
	FGOLD 30YR 7.00% 4/1/32 31287SHN0	21,410		24,835
	FGOLD 30YR 7.00% 4/1/32 31287SKF3	10,299		12,002
	FGOLD 15YR 5.00% 11/1/17	34,507		37,222
	FGOLD 15YR 5.00% 6/1/18	38,722		41,652
	FGOLD 15YR 5.50% 9/1/18	35,616		38,468
	FGOLD 15YR 5.50% 10/1/18	16,897		18,464
	FNMA 5/1 HYBRID ARM 3.006% 9/1/37	58,224		61,110
	FGOLD 30YR 6.00% 7/1/37	470,132		524,035
	FGOLD 15YR GIANT 3.00% 11/1/26	1,085,762		1,144,506
	FGOLD 15YR GIANT 4.00% 7/1/26	630,240		668,593
	FGOLD 15YR GIANT 3.00% 12/1/26	452,893		477,396
	FGOLD 15YR GIANT 3.00% 9/1/27	132,198		139,226
	FGOLD 15YR GIANT 3.50% 10/1/27	273,168		288,056
	FGOLD 15YR GIANT 3.50% 12/1/25	15,456		16,298
	FGOLD 30YR 6.00% 9/1/37	52,035		56,413

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2012

		(c)
		Shares/Units or	(d)	(e)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	Cost**	Current Value

	Income Fund (continued) —

	FHLMC 7/1 HYBRID ARM 2.828% 7/1/35	149,825		159,829
	FHLMC 5/1 HYBRID ARM 2.563% 12/1/36	94,827		101,310
	FGOLD 15YR 3.50% 8/1/25	630,153		664,496
	FGOLD 15YR 4.00% 8/1/25	2,425,516		2,572,361
	FGOLD 15YR 3.50% 12/1/25 3128PTHU2	1,059,565		1,117,311
	FGOLD 15YR 3.50% 12/1/25 3128PTKE4	45,783		48,279
	FGOLD 15YR 3.50% 1/1/21	37,621		39,672
	FGOLD 15YR 3.50% 7/1/26	394,527		418,035
	FGOLD 15YR 3.00% 8/1/21	24,612		25,982
	FGOLD 15YR 3.00% 9/1/26	511,483		539,157
	FGOLD 15YR 3.50% 9/1/26	23,506		24,787
	FGOLD 15YR 3.00% 10/1/26 3128PWRP5	23,424		24,691
	FGOLD 15YR 3.00% 10/1/26 3128PWXN3	67,316		70,958
	FGOLD 15YR 3.00% 2/1/27 3128PX2A3	1,848,847		1,955,811
	FGOLD 15YR 3.00% 2/1/27 3128PX5L6	213,139		225,471
	FGOLD 15YR 3.00% 12/1/26	884,726		932,593
	FGOLD 15YR 3.00% 1/1/27	684,987		722,047
	FHLMC 5/1 HYBRID ARM 2.537% 1/1/37	112,536		120,194
	FHLMC 5/1 HYBRID ARM 3.170% 8/1/36	174,340		186,606
	FGOLD 15YR 3.50% 10/1/25	602,407		635,238
	FGOLD 15YR 3.50% 11/1/25	572,799		604,016
	FGOLD 15YR 3.00% 11/1/25	18,922		19,928
	FGOLD 15YR 3.50% 6/1/26	524,970		553,581
	FGOLD 15YR 3.50% 7/1/26	1,082,228		1,139,203
	FGOLD 15YR 3.00% 11/1/26	369,207		389,183
	FGOLD 15YR 5.50% 2/1/19	48,218		52,689
	FSPC_T-13 6.085% 9/25/29	2,996		3,085
	FHLMC 10/1 HYBRID ARM 5.121% 5/1/33	12,859		13,727
	FGOLD 15YR 3.00% 1/1/28	2,447,890		2,570,285
	FNMA 30YR 7.00% 7/1/28	9,793		11,764
	FNMA 15YR 5.00% 2/1/24	332,967		361,935
	FNMA 30YR 6.00% 7/1/29	302,533		339,536
	FNMA 30YR 6.00% 9/1/32 31376JZ51	215,679		241,991
	FNMA 10YR 4.81% 8/1/15	397,243		433,713
	FNMA 30YR 6.00% 11/1/28	43,575		48,331
	FNMA 10YR 5.525% 7/1/16	273,446		309,210

**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2012

		(c)
		Shares/Units or	(d)	(e)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	Cost**	Current Value

	Income Fund (continued) —

	FNMA 5YR 4.15% 7/1/14	810,405		844,288
	FNMA 15YR 7.00% 11/1/14	3,473		3,542
	FNMA 15YR 7.50% 3/1/15	3,938		4,137
	FNMA 15YR 7.00% 2/1/16	6,576		6,861
	FNMA 30YR 6.50% 8/1/32	42,906		48,826
	FNMA 30YR 6.0% 4/1/33	120,959		135,715
	FNMA 30YR 6.50% 4/1/32 31389TVU3	65,542		74,641
	FNMA 30YR 6.50% 4/1/32 31389UNK1	18,363		20,950
	FNMA 30YR 6.50% 4/1/32 31389UST7	26,307		30,795
	FNMA 30YR 6.50% 5/1/32	10,394		11,941
	FNMA 15YR 3.50% 2/1/26	281,479		299,591
	FNMA 15YR 3.50% 10/1/26	421,235		448,340
	FNMA 30YR 7.5% 5/1/32	29,019		35,790
	FNMA 30YR 7.00% 6/1/32 31390HE50	107,317		128,706
	FNMA 30YR 7.00% 6/1/32 31390J2W0	137,340		164,713
	FNMA 10/1 HYBRID ARM 2.165% 11/1/32	10,832		11,390
	FNMA 30YR 6.00% 9/1/32 31390YEB0	249,449		279,881
	FNMA 15YR 5.50% 2/1/18	23,305		25,209
	FNMA 10/1 HYBRID ARM 1.942% 12/1/32	52,420		55,732
	FNMA 03-W11 3.272% 6/25/33	1,052		1,055
	FNMA 03-W19 5.29% 11/25/33	84,475		87,028
	FNMA 04-60 5.50% 4/25/34	95,238		102,878
	FNMA 15YR 5.50% 5/1/18	8,602		9,359
	FNMA 10/1 HYBRID ARM 4.84% 6/1/33	15,995		17,081
	FNMA 15YR 5.50% 7/1/18 31401WKL2	59,828		64,688
	FNMA 15YR 5.50% 7/1/18 31401WLB3	34,510		37,242
	FNMA 15YR 4.00% 8/1/18	496,888		534,967
	FNMA 30YR 6.00% 12/1/33 31402CQT2	209,862		235,464
	FNMA 10/1 HYBRID ARM 4.78% 11/1/33	44,730		47,886
	FNMA 30YR 6.00% 12/1/33 31402DK41	128,136		144,369
	FNMA 15YR 5.00% 11/1/18	34,049		37,580
	FNMA 10YR DUS 5.16% 1/1/18	434,088		483,895
	FNMA 15YR 5.00% 1/1/19	60,372		66,521
	FNMA 10/1 HYBRID ARM 4.584% 12/1/33	14,789		15,830
	FNMA 7/1 HYBRID ARM 2.613% 1/1/34	49,341		52,413
	FNMA 15YR 5.00% 12/1/18	161,650		176,345

**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2012

		(c)
		Shares/Units or	(d)	(e)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	Cost**	Current Value

	Income Fund (continued) —

	FNMA 7/1 HYBRID ARM 1.924% 1/1/34	62,229		64,897
	FNMA 10/1 HYBRID ARM 4.967% 3/1/34	41,358		42,771
	FNMA 30YR 6.00% 4/1/34	379,362		435,127
	FNMA 10/1 HYBRID ARM 5.144% 8/1/34	50,795		53,686
	FNMA 10/1 HYBRID ARM 5.606% 7/1/34	23,719		25,686
	FNMA 10/1 HYBRID ARM 5.072% 10/1/34	53,383		57,804
	FNMA 7/1 HYBRID ARM 2.712% 11/1/34	36,747		38,397
	FNMA 7/1 HYBRID ARM 2.455% 10/1/34	31,084		33,021
	FNMA 7/1 HYBRID ARM 2.511% 2/1/35	62,145		65,792
	FNMA 15YR 5.00% 8/1/20	379,102		413,566
	FNMA 10/1 HYBRID ARM 5.119% 9/1/35	128,502		137,357
	FNMA 10/1 HYBRID ARM 5.022% 5/1/35	104,946		113,770
	FNMA 10/1 HYBRID ARM 4.936% 8/1/35	104,789		113,059
	FNMA 10/1 HYBRID ARM 5.635% 12/1/35	81,560		89,145
	FNMA 15YR 6.00% 2/1/20	23,103		24,888
	FNMA 5/1 HYBRID ARM 2.824% 12/1/35	110,384		119,422
	FNMA 7/1 HYBRID ARM 2.458% 1/1/36	32,503		33,925
	FNMA 7/1 HYBRID ARM 2.329% 1/1/36	18,365		19,153
	FNMA 7/1 HYBRID ARM 5.433% 3/1/36	61,463		64,488
	FNMA 7/1 HYBRID ARM 5.090% 2/1/36	55,802		59,157
	FNMA 7/1 HYBRID ARM 3.467% 2/1/36	48,024		51,217
	FNMA 7/1 HYBRID ARM 5.853% 6/1/36	26,465		28,136
	FNMA 30YR 7.00% 7/1/36	96,606		111,861
	FNMA 7/1 HYBRID ARM 5.816% 7/1/36	41,737		45,446
	FNMA 15YR 5.50% 3/1/18	60,405		65,341
	FNMA 15YR 5.00% 5/1/23 31412TBA0	380,971		414,115
	FNMA 15YR 5.00% 5/1/23 31413MHQ3	247,969		269,541
	FNMA 15YR 5.00% 11/1/23	152,014		165,238
	FNMA 15YR 4.50% 3/1/23	25,964		28,042
	FNMA 15YR 5.00% 6/1/23	331,160		359,971
	FNMA 30YR 6.50% 10/1/37	109,507		123,648
	FNMA 15YR 4.50% 5/1/24 31416CDC7	26,242		28,341
	FNMA 15YR 4.50% 5/1/24 31416CE28	218,112		235,531
	FNMA 15YR 4.50% 10/1/24	471,454		509,106
	FNMA 15YR 4.00% 9/1/24	407,146		437,584
	FNMA 10YR 3.50% 10/1/20	118,068		125,560
	FNMA 5/1 HYBRID ARM 3.952% 3/1/40	433,944		461,415

**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2012

		(c)
		Shares/Units or	(d)	(e)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	Cost**	Current Value

	Income Fund (continued) —

	FNMA 15YR 4.50% 2/1/25	752,782		815,137
	FNMA 15YR TBA 3.00% 1/1/28	540,000		569,954
	GNMA 10-18 3.10% 12/16/50	440,941		461,543
	GNMA 10-22 2.229% 12/16/30	117,460		118,475
	GNMA 10-141 1.864% 8/16/31	229,372		232,634
	FNMA 12-31 1.75% 10/25/22	1,356,732		1,378,073
	FHLMC 10-K8 2.746% 12/25/19	384,175		410,598
	FHLMC 3812 2.75% 9/15/18	487,241		504,253
	FHLMC K701 2.776% 6/25/17	301,716		316,649
	FHLMC 2843 5.00% 1/15/18	1,717		1,725
	FHLMC 2907 4.50% 3/15/19	30,085		31,249
	FNMA 09-37 4.00% 3/25/24	324,072		341,963
	FHLMC 06-K1 5.651% 4/25/16	611,975		685,823
	FHLMC 3296 5.00% 2/15/21	26,900		27,370
	FNMA 11-15 5.50% 3/25/26	434,854		471,101
	FNMA 11-16 3.50% 3/25/26	114,556		120,639
	FNMA 11-55 3.00% 7/25/25	666,022		700,635
	FHLMC 3676 4.00% 7/15/24	365,946		377,222
	FNMA 10-87 4.00% 2/25/24	210,516		216,383
	GNMA 09-63 3.40% 1/16/38	289,457		300,665
	GNMA 11-109 2.45% 7/16/32	171,984		176,072
	GNMA 11-143 3.974% 3/16/33	289,236		303,598
	GNMA 09-71 3.304% 4/16/38	344,610		356,687
	GNMA 10-16 3.214% 1/16/40	323,541		340,391
	GNMA 10-16 2.676% 5/16/33	367,924		374,014
	GNMA 10-36 2.95% 11/16/27	123,671		124,926
	GNMA 10-52 2.94% 8/16/27	143,761		145,087
	GNMA 10-49 2.87% 3/16/51	137,880		141,384
	GNMA 11-58 2.191% 10/16/33	196,286		200,374
	GNMA 10-63 2.54% 4/16/28	937,775		949,292
	GNMA 10-74 2.629% 9/16/33	369,526		378,829
	GNMA 10-100 2.351% 6/16/32	53,308		53,571
	GNMA 10-124 3.848% 10/16/32	108,493		112,079
	GNMA 10-122 1.897% 1/16/32	312,417		316,896
	GNMA 10-122 3.772% 1/16/32	183,545		190,684
	GNMA 12-142 1.105% 5/16/37	369,140		372,325
	GNMA 12-55 1.75% 8/16/33	405,853		415,843
	GNMA 12-86 1.558% 4/16/40	361,771		367,590
	PRIVATE EXPT FDG CORP 5.45% 9/15/17	345,000		422,652

**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2012

		(c)
		Shares/Units or	(d)	(e)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	Cost**	Current Value

	Income Fund (continued) —

	Wrappers:
	Bank of America Wrapper			6,603
	RBC II Wrapper			3,296
	IXIS Wrapper			5,193
	RBC I Wrapper			2,682
	Pacific Life Wrapper			5,746
	Monumental V Wrapper			5,699
	Monumental II Wrapper			1,957
	Total Income Fund			123,234,929

*	Loans to Participants
	Various Loans, 3.25% — 9.5% due through 2042			28,551,371
	Less: Deemed distributions			(414,606)
	Net participant loans			28,136,765

	Assets Held at End of Year per Form 5500			$1,140,425,119

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL 401(k) PLAN

	By	/s/ Michelle Rudlong

Michelle Rudlong
Delegate
Employee Benefits Administration Committee

Date: June 27, 2013

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.